

09041145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUL 13 2009

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-66305 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING     01/01/08     AND ENDING     12/31/08
                               MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Wealth Enhancement Brokerage Services, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 N. Hwy 169, Suite 900
(No. and Street)

Plymouth              MN             55441
(City)              (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Severud             (763) 417-1442
                                             (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 South Sixth Street, Suite 2800    Minneapolis             MN             55402-1538
(Address)             (City)             (State)             (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

# WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

## TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AFFIRMATION

I, Kenneth J. Severud, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Wealth Enhancement Brokerage Services, LLC as of and for the year ended December 31, 2008, are true and correct. I further affirm that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kenneth J. Severud
Chief Manager

Subscribed to me before this _19th_ day of February 2009.

Notary Public

# Deloitte.

**Deloitte & Touche LLP**
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4445
Fax: +1 612 397 4450
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Wealth Enhancement Brokerage Services, LLC
Wayzata, Minnesota

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Company") as of December 31, 2008, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

February 17, 2009

# WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2008**

## ASSETS

| | |
|---|---:|
| CURRENT ASSETS: | |
| Cash | $ 500,000 |
| Accounts receivable | 75,582 |
| Receivable from Affiliates | 6,090 |
| Prepaid expenses | 13,804 |
| Total current assets | 595,476 |
| TOTAL | $ 595,476 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---:|
| CURRENT LIABILITIES — Payable to Parent | $ 75,582 |
| STOCKHOLDER'S EQUITY: | |
| Additional paid-in capital | 85,000 |
| Retained earnings | 434,894 |
| Total stockholder's equity | 519,894 |
| TOTAL | $ 595,476 |

See notes to financial statements.

# WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---:|
| COMMISSION REVENUE | $ 16,263,468 |
| | |
| EXPENSES: | |
| Allocations from Parent — commissions and other costs of revenue (Note 3) | 6,505,387 |
| Allocations from Parent — broker dealer fees (Note 3) | 412,482 |
| Allocations from Parent — general and administrative (Note 3) | 7,318,560 |
| Exchange fees, regulatory fees, licenses, and permits | 110,702 |
| Professional services | 1,096 |
| Other | 2,413 |
| | |
| Total expenses | 14,350,640 |
| | |
| NET INCOME | $ 1,912,828 |

See notes to financial statements.

# WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---:|
| CASH FLOWS PROVIDED BY OPERATING ACTIVITIES: | |
| Net income | $ 1,912,828 |
| | |
| Adjustments to reconcile net income to net cash provided by operating activities — changes in assets and liabilities: | |
| Payable to/receivable from Parent | 452,438 |
| Receivable from Affiliate | (6,090) |
| Accounts receivable | (75,582) |
| Prepaid expenses | (701) |
| Accounts payable | (277) |
| | |
| Total adjustments | 369,788 |
| | |
| Net cash provided by operating activities | 2,282,616 |
| | |
| CASH FLOWS USED IN FINANCING ACTIVITIES — Member distributions | (1,832,616) |
| | |
| INCREASE IN CASH AND CASH EQUIVALENTS | 450,000 |
| | |
| CASH AND CASH EQUIVALENTS — Beginning of year | 50,000 |
| | |
| CASH AND CASH EQUIVALENTS — End of year | $ 500,000 |

# WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|
| BALANCE — December 31, 2007 | $ 85,000 | $   354,682 | $   439,682 |
| Net income | | 1,912,828 | 1,912,828 |
| Member distribution | | (1,832,616) | (1,832,616) |
| BALANCE — December 31, 2008 | $ 85,000 | $   434,894 | $   519,894 |

See notes to financial statements.

# WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

**NOTES TO FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008**

## 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business** — Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker/dealer with the U.S. Securities and Exchange Commission (the "Commission") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by WEG Holdings, LLC ("WEG Holdings"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company is a fully disclosed broker/dealer, which does not receive customer or other securities. The Company has a clearing agreement through Linsco/Private Ledger Corp (also known as LPL Financial).

**Revenue Recognition** — Commissions are recognized as earned.

**Income Taxes** — The Company and the Parent are treated as disregarded entities for U.S. federal income tax purposes and therefore are treated as branches of WEG Holdings. WEG Holdings is treated as a partnership for U.S. federal income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

**Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. REGULATORY REQUIREMENTS

The Company is subject to the Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the Commission's required levels. At December 31, 2008, the Company's net capital of $500,000 was $494,961 in excess of its required net capital of $5,039. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1 at that date because there were no material outstanding liabilities.

The Company claims exemption from Rule 15c3-3 of the Commission under Paragraph (k)(2)(ii) of that rule. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

## 3. RELATED-PARTY TRANSACTIONS

The Parent allocates commissions and broker dealer fees to the Company, for which $6,505,387 and $412,482 were allocated to the Company, respectively, for the year ended December 31, 2008. The allocations approximate the charges incurred by the Parent for similar expenses.

In addition, certain expenses, including occupancy, compensation, and other administrative costs, may be paid by the Parent or affiliates, and charged to the Company. During 2008, $7,318,560 of expenses were paid by the Parent and allocated to the Company. At December 31, 2008, no amounts were payable to the Parent or affiliates related to these expenses. At December 31, 2008, $6,090 was due from an affiliate.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

* * * * * *

# SUPPLEMENTAL SCHEDULE

# WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**AS OF DECEMBER 31, 2008**

NET CAPITAL:
Total stockholder's equity from the statement of financial condition $519,894

Less nonallowable assets:
Receivable from Affiliate 6,090
Prepaid expense 13,804

Total nonallowable assets 19,894

NET CAPITAL $500,000

AGGREGATE INDEBTEDNESS — Total liabilities from the statement of
financial condition $ 75,582

COMPUTATION OF NET CAPITAL REQUIREMENT:
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000) $ 5,039

Excess net capital $494,961

Ratio of aggregate indebtedness to net capital 0.15

There were no material differences between this computation and that filed by the Company
on the Commission's Unaudited Form X-17A-5 as of December 31, 2008.

# Deloitte.

**Deloitte & Touche LLP**
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4445
Fax: +1 612 397 4450
www.deloitte.com

February 17, 2009

Wealth Enhancement Brokerage Services, LLC
505 North Highway 169, Suite 900
Plymouth, MN 55441

In planning and performing our audit of the financial statements of Wealth Enhancement Brokerage Services, LLC (the "Company"), as of and for the year ended December 31, 2008 (on which we issued our report dated February 17, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

*Deloitte & Touche LLP*

# Wealth Enhancement Brokerage Services, LLC

(SEC I.D. No. 8-66305)

Financial Statements as of and for the
Year Ended December 31, 2008, Supplemental
Schedule as of December 31, 2008,
Independent Auditors' Report, and
Supplemental Report on Internal Control

\*\*\*\*\*

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a **PUBLIC DOCUMENT**